

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via U.S. Mail
Mr. James McKinney, Acting Chief Executive Officer
Vital Products, Inc.
2404 Via Mariposa West, 1-A
Laguna Beach, CA 92637

     Re: Vital Products, Inc.
               Form 8-K
               Filed December 11, 2013
               File No. 333-127915

Dear Mr. McKinney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past *two* years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Your disclosure in the second paragraph refers to the going concern opinion for the fiscal year ended July 31, 2012, but we also note a going concern opinion included in your accountant's report filed in the Form 10-K on November 14, 2011. Please revise your filing accordingly.

2. Amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

4. We note that you did not disclose a successor accountant in your filing. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant